                                                                     Exhibit 1.2



                (CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO)
               (A joint stock limited company incorporated in the People's Republic of China ("PRC") with limited liability)


                               2003 ANNUAL RESULTS

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company") announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2003 with comparative figures for the corresponding year of 2002 as follows:-

FINANCIAL STATEMENTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003

                                                                                                            2003 vs 2002
                                                        2003              2002              2003              Increase /
                                        Note         RMB'000           RMB'000           US$'000              (Decrease)
                                                                                                                  %
Traffic revenues
  Passenger                                       10,261,027        10,037,830         1,239,749                    2.22
  Cargo and mail                                   3,186,984         2,444,667           385,055                   30.36
Other operating revenues                             829,147           596,492           100,178                   39.00
                                                  ----------        ----------         ---------
TURNOVER                                   2      14,277,158        13,078,989         1,724,982                    9.16
                                                  ----------        ----------         ---------
OTHER OPERATING INCOME, NET                3           2,442           226,373               295                  (98.92)
OPERATING EXPENSES
  Wages, salaries and benefits             4      (1,449,054)       (1,035,853)         (175,076)                  39.89
  Take-off and landing charges                    (2,254,456)       (1,987,835)         (272,386)                  13.41
  Aircraft fuel                                   (3,044,956)       (2,563,701)         (367,895)                  18.77
  Food and beverages                                (541,669)         (605,894)          (65,445)                 (10.60)
  Aircraft depreciation and
   operating leases                               (2,851,047)       (2,455,403)         (344,467)                  16.11
  Other depreciation, amortisation
   and operating leases                             (495,079)         (400,291)          (59,816)                  23.68
  Aircraft maintenance                            (1,329,304)       (1,077,764)         (160,608)                  23.34
  Commissions                                       (465,147)         (379,674)          (56,200)                  22.51
  Office and administration                       (1,057,500)       (1,044,113)         (127,768)                   1.28

  Revaluation deficit of fixed
   assets                                 5                -          (171,753)                -                  (100.00)
  Other                                             (569,925)         (519,614)          (68,858)                    9.68
                                                 -----------       -----------        ----------
TOTAL OPERATING EXPENSES                         (14,058,137)      (12,241,895)       (1,698,519)                   14.84
                                                 -----------       -----------        ----------
OPERATING PROFIT                                     221,463         1,063,467            26,758                   (79.18)
  Finance costs, net                                (712,458)         (731,389)          (86,080)                   (2.59)
  Exchange loss, net                                 (70,325)          (37,518)           (8,497)                   87.44
  Share of results before tax of
   associates                                        (28,511)          (31,666)           (3,445)                   (9.96)
                                                 -----------       -----------        ----------
(LOSS)/PROFIT BEFORE TAXATION                       (589,831)          262,894           (71,264)                 (324.36)
Taxation                                  6         (247,554)          (54,438)          (29,910)                  354.74
                                                 -----------       -----------        ----------
(LOSS)/PROFIT AFTER TAXATION                        (837,385)          208,456          (101,174)                 (501.71)
Minority interests                                  (112,431)         (122,087)          (13,584)                   (7.91)
                                                 -----------       -----------        ----------
(LOSS)/PROFIT ATTRIBUTABLE TO
 SHAREHOLDERS                                       (949,816)           86,369          (114,758)                (1199.72)
                                                 ===========       ===========        ==========
(LOSS)/EARNINGS PER SHARE                 8        (RMB0.195)         RMB0.018         (US$0.024)                (1199.72)
                                                 ===========       ===========        ==========

Notes:-

1.   BASIS OF PREPARATION AND ACCOUNTING POLICIES

     The consolidated income statement comprises the results of the Company and all its subsidiaries for the year ended 31 December 2003. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

     The consolidated financial statement have been prepared in accordance with International Financial Reporting Standards ("IFRS"). This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the People's Republic of China ("PRC"), which are prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). Appropriate adjustments have been made to the Group's statutory accounts to conform with IFRS. Differences between PRC Accounting Regulations and IFRS on the consolidated loss attributable to shareholders for the year ended 31 December 2003 are set out in Section C.

     In addition, IFRS differs in certain material respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). Differences between IFRS and U.S. GAAP on the consolidated loss attributable to shareholders for the year ended 31 December 2003 are set out in Section D.


2.   TURNOVER

     The Group is principally engaged in the provision of domestic, Hong Kong Special Administrative Region ("Hong Kong") and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of sales tax and civil aviation infrastructure levies.

                                                              2003         2002
                                                 Note      RMB'000      RMB'000
     Gross turnover                                     14,575,443   13,814,709
     Less: Sales tax                              (a)     (168,639)    (304,558)
           Civil aviation infrastructure levies   (b)     (129,646)    (431,162)
                                                        ----------   ----------
     Turnover                                           14,277,158   13,078,989
                                                        ==========   ==========

     (a) Pursuant to various PRC sales tax rules and regulations, the Group is required to pay PRC sales tax. Except for traffic revenues derived from inbound international and regional flights which are not subject to PRC sales tax, the Group's traffic revenues, commission income and ground service income are subject to PRC sales tax levied at rates ranging from 3% to 5%.

          From 1 May 2003 to 31 December 2003, PRC sales tax for all domestic, international and regional passenger traffic revenues of the Group are waived by the PRC Government, to subsidise for the airlines' losses on revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS").

     (b) The civil aviation infrastructure levies are paid to Civil Aviation Administration of China ("CAAC"), at rates of 5% and 2% respectively for domestic and international or regional traffic revenues.

          From 1 May 2003 to 31 December 2003, civil aviation infrastructure levies for all domestic, international and regional traffic revenues of the Group are waived by the PRC Government, to subsidise for the airlines' losses on revenue due to the outbreak of SARS.

     The Group's turnover and segment results by geographical segments are analysed as follows::-

                                        FOR THE YEAR ENDED 31 DECEMBER
                        --------------------------------------------------------------
                                                                   OTHER
                         DOMESTIC   HONG KONG       JAPAN   COUNTRIES(a)         TOTAL
                          RMB'000     RMB'000     RMB'000        RMB'000       RMB'000
     2003
     TRAFFIC REVENUES
       PASSENGER        5,591,640   1,627,093     977,610      2,064,684    10,261,027
       CARGO AND MAIL     279,003     390,088     588,361      1,929,532     3,186,984
                        ---------   ---------   ---------      ---------    ----------
                        5,870,643   2,017,181   1,565,971      3,994,216    13,448,011
     OTHER OPERATING
      REVENUES            788,811      10,738       8,336         21,262       829,147
                        ---------   ---------   ---------      ---------    ----------
     TURNOVER           6,659,454   2,027,919   1,574,307      4,015,478    14,277,158
                        ---------   ---------   ---------      ---------    ----------

     SEGMENT RESULT      (518,390)    224,683     190,042      322,686         219,021
                        ---------   ---------   ---------    ---------
     UNALLOCATED
      INCOME (NOTE 3)                                                            2,442
                                                                            ----------
     OPERATING PROFIT                                                          221,463
                                                                            ==========
     2002
     Traffic revenues
       Passenger        4,669,731   1,911,016   1,279,083    2,178,000      10,037,830
       Cargo and mail     246,146     257,270     535,915    1,405,336       2,444,667
                        ---------   ---------   ---------    ---------      ----------
                        4,915,877   2,168,286   1,814,998    3,583,336      12,482,497
     Other operating
      revenues            563,904           -      10,957       21,631         596,492
                        ---------   ---------   ---------    ---------      ----------
     Turnover           5,479,781   2,168,286   1,825,955    3,604,967      13,078,989
                        ---------   ---------   ---------    ---------      ----------
     Segment result       (95,766)    448,359     503,628      152,626       1,008,847
                        ---------   ---------   ---------    ---------
     Unallocated
      income (note 3)                                                          226,373
     Unallocated
      expense (note 5)                                                        (171,753)
                                                                            ----------
     Operating profit                                                        1,063,467
                                                                            ==========

     (a)  - include U.S., Europe and other Asian countries


3.   OTHER OPERATING INCOME, NET

                                                                    2003      2002
                                                         Note    RMB'000   RMB'000
     (Loss)/gain on disposal of aircraft and engines      (a)    (28,767)  115,904
     Rental income from operating subleases of aircraft           31,209   110,469
                                                                 -------   -------
                                                                   2,442   226,373
                                                                 =======   =======

     (a) During the year, the Group disposed of three B737-200 aircraft (2002: two A310 aircraft) to an unrelated third party.

4.   WAGES, SALARIES AND BENEFITS

                                                            2003         2002
                                               Note      RMB'000      RMB'000
     Wages, salaries and allowances                    1,027,092      913,843
     Contribution under defined contribution
      retirement schemes                                 121,200       82,876
     Post-retirement benefits                             40,299       39,134
     Staff housing benefits                     (a)      260,463            -
                                                       ---------    ---------
                                                       1,449,054    1,035,853
                                                       =========    =========

     (a) In 1998 and 2000, the State Council of the PRC issued circulars stipulating that distribution of quarters to employees at discounted prices should be withdrawn and cash allowance should be made to employees thereafter. Eligible staff who have not been allocated with any quarters or who have not been allocated with a quarter up to the minimum area are entitled to an one-off cash allowance. However, the specific timetable and procedures of implementation of these policies are to be determined by individual provincial or municipal government based on the particular situation of the province or municipality. Certain provincial governments have already set out the implementation procedures while Shanghai Municipal Government is yet to announce such details. Upon the issuance of the government circulars in 2000, the Company's directors estimated a provision of approximately RMB 80,179,000 with reference to staff housing policies already set out by certain provincial governments then.

          In October 2003, in accordance with the above circulars issued by the State Council and with reference to the policies implemented by enterprises in the nearby region, the Company announced and implemented a new staff housing policies (the "New Staff Housing Policy') under which eligible staff who have not been allocated with any housing quarters or who have not been allocated with a quarter up to the minimum area as set out in the New Staff Housing Policy are entitled to a cash allowance. An employee's total entitlement is principally paid in 20 equal annual instalments. If an employee resigns before reaching 20 years of service, the payment will be terminated upon his or her resignation and no further payment would be made thereafter. Upon the establishment of the New Staff Housing Policy, employees are entitled to a portion of the total entitlement based on his or her past service period. The Company recognised a provision of RMB 340,642,000 as at 31 December 2003, as related to its present obligation for its employee's staff housing entitlements under the New Staff Housing Policy. The incremental obligation of RMB 260,463,000 for staff housing benefits as a result of the New Staff Housing Policy was charged to the current year's income statement.


5.   REVALUATION DEFICIT OF FIXED ASSETS

     Fixed assets of the Group are carried at a revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation. Increases in the carrying amount arising on revaluation are credited to revaluation reserves in shareholders' equity. Decreases that offset previous increases of the same asset are charged against that reserve; all other decreases are charged to the income statement. On 31 December 2002, the fixed assets were revalued by the Company. As a result of the revaluation, a net revaluation surplus of RMB 136,902,000 was recognised in the revaluation reserve and a deficit of RMB 171,753,000 was charged to the income statement for the year ended 31 December 2002. The directors of the Company have reviewed the carrying value of the Group's fixed assets as at 31 December 2003 and are of the opinion that the carrying amount is not materially different from the fair value.


6.   INCOME TAX EXPENSE

     (a)  Taxation is charged to the consolidated income statement as follows:-

                                                            2003      2002
                                                         RMB'000   RMB'000
          Provision for PRC income tax - current year    124,530    71,061
          Deferred taxation                              118,797   (17,570)
                                                         -------   -------
                                                         243,327    53,491
          Share of taxation attributable to associates     4,227       947
                                                         -------   -------
                                                         247,554    54,438
                                                         =======   =======

          (i) Pursuant to a preferential tax policy in Pudong, Shanghai, the Company is entitled to a reduced income tax rate of 15% with effect from 1 July 2001.

          (ii) Two major subsidiaries of the Company, namely China Cargo Airlines Ltd. ("China Cargo") and China Eastern Airlines Jiangsu Co. Ltd. ("CEA Jiangsu") are subject to a reduced income tax rate of 15% and the standard PRC income tax rate of 33% respectively.

     (b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the year as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).


7.   DIVIDENDS

     The Board of Directors of the Company does not recommend the payment of a dividend for the year ended 31 December 2003 (2002: Nil).


8.   (LOSS)/EARNINGS PER SHARE

     The calculation of basic (loss)/earnings per share is based on the loss attributable to shareholders of RMB949,816,000 (2002: profit of RMB86,369,000) and 4,866,950,000 (2002: 4,866,950,000) shares in issue during the year. The Company has no potential dilutive ordinary shares.

9.   POST BALANCE SHEET DATE EVENT

     Subsequent to the balance sheet date, the Company entered into an agreement with Rockwell Collins International Inc ("RCI"), to establish Collins Aviation Maintenance Service Shanghai Limited ("CAMSSL"), a joint venture which will be principally engaged in the provision of repair and maintenance services for avionics and aircraft entertaining facilities in the PRC. The registered capital of CAMSSL is RMB 57,943,000, which is to be contributed by the Company and RCI at 35% and 65% respectively.


10.  CONVENIENCE TRANSLATION

     The consolidated financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into United States Dollars ("US$") solely for convenience have been made at the rate of US$1.00 to RMB8.2767, being the average of the buying and selling rate as quoted by People's Bank of China at the close of business on 31 December 2003. No representation is made that RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 31 December 2003 or any other date.


B.   PREPARED IN ACCORDANCE WITH PRC ACCOUNTING REGULATIONS

INCOME STATEMENT & STATEMENT OF PROFIT APPROPRIATION AND DISTRIBUTION

FOR THE YEAR ENDED 31 DECEMBER

                                                              2003                 2002
                                                               RMB                  RMB
ITEM

I.     REVENUE FROM MAIN OPERATIONS:             13,999,058,353.15    13,390,645,825.33
       Less: Revenue for Civil Air
              Infrastructure Construction
              Fund                                  129,645,221.00       430,869,428.70

       REVENUE FROM MAIN OPERATIONS, NET         13,869,413,132.15    12,959,776,396.63
       Less: Main Operating Cost                 11,774,988,134.78    10,221,015,691.27
             Business Taxes and additional          167,358,463.22       304,438,089.97
                                                 -----------------    -----------------

II.    PROFIT FROM MAIN OPERATIONS (DEFICIT
        SHOWN IN NEGATIVE)                        1,927,066,534.15     2,434,322,615.39
       Add:  Other Operating Revenue (deficit
              shown in negative)                    409,834,769.12       544,307,535.82
       Less: Operating Expenses                   1,104,325,666.15     1,120,541,201.97
              General & Administrative
              Expenses                            1,083,814,024.61       829,930,976.83
             Financial Expenses                     785,040,705.64       844,521,595.97
                                                 -----------------    -----------------

III.   PROFIT FROM OPERATIONS (DEFICIT SHOWN
        IN NEGATIVE)                               -636,279,093.13       183,636,376.44
       Add:  Investment Income (deficit
              shown in negative)                     43,804,293.09        21,258,570.74
             Subsidy Income                          87,894,528.18        54,810,000.00
             Non-operating Income                   122,982,722.18        30,926,872.20
       Less: Non-operating Expenses                  28,525,186.13        28,325,854.11
                                                   ---------------       --------------

IV.    TOTAL PROFIT (DEFICIT SHOWN IN NEGATIVE)    -410,122,735.81       262,305,965.27
       Less: Income Tax                             296,270,791.76        69,812,153.90
             Gains or losses of Minority
              Shareholders                          119,578,275.73        68,234,321.25
                                                   ---------------       --------------

V.     NET PROFIT (DEFICIT SHOWN IN NEGATIVE)      -825,971,803.30       124,259,490.12
       Add:  Undistributed Profit at the
              Beginning of the Year (deficit
              shown in negative)                    198,158,023.32        95,630,191.79
       Less: Provision of Staff Housing
              Benefits                              218,496,333.73                    -
       Add:  Transfer from Surplus Reserve                       -                    -
                                                   ---------------       --------------

VI.    DISTRIBUTABLE PROFIT (DEFICIT SHOWN IN
        NEGATIVE)                                  -846,310,113.71       219,889,681.91
       Less: Provision for Statutory Surplus
              Reserve                                30,227,402.60        10,695,313.20
             Provision for Statutory Public
              Welfare Fund                           29,390,620.58        10,614,147.54
             Provision for Staff & Workers'
              Welfare Fund                                       -           341,032.19
                                                   ---------------       --------------

VII.   PROFIT ATTRIBUTABLE TO SHAREHOLDERS
        (DEFICIT SHOWN IN NEGATIVE)                -905,928,136.89       198,239,188.98

       Less: Dividends for Preferred Shares                      -                    -
             Provision for Discretionary
              Surplus Reserve                                    -            81,165.66
             Dividends for Common Shares                         -                    -
             Transfer of Common Dividends
              into Share Capital                                 -                    -
                                                   ---------------       --------------
VIII.  UNDISTRIBUTED PROFIT (DEFICIT SHOWN IN
        NEGATIVE)                                  -905,928,136.89       198,158,023.32
                                                   ===============       ==============

CASH FLOWS STATEMENT

FOR THE YEAR ENDED 31 DECEMBER

                                                                                    2003
                                                                                     RMB
ITEMS

I.     CASH FLOWS FROM OPERATING ACTIVITIES:

       Cash received from sales of goods or rendering of services      14,920,634,365.23
       Refunds of taxes                                                    44,040,355.74
       Other cash received relating to operating activities               425,277,360.39
                                                                       -----------------
       SUB-TOTAL OF CASH INFLOWS                                       15,389,952,081.36

       Cash paid for goods and services                                 9,038,234,415.38
       Cash paid to and on behalf of employees                          1,235,179,514.17
       Payments of all types of taxes                                     601,783,022.67
       Cash paid relating to other operating activities                   467,882,805.54
                                                                       -----------------
       SUB-TOTAL OF CASH OUTFLOWS                                      11,343,079,757.76
                                                                       -----------------
       NET CASH FLOWS FROM OPERATING ACTIVITIES                         4,046,872,323.60
                                                                       -----------------

II.    CASH FLOWS FROM INVESTING ACTIVITIES:

       Cash received from return of investments                         2,005,903,019.77
       Cash received from distribution of dividends or profits             35,116,409.53
       Net cash receipts from the sale of fixed assets, intangible
        assets and other long-term assets                                 698,471,399.38
       Cash received relating to other investing activities                13,454,791.82
                                                                       -----------------
       SUB-TOTAL OF CASH INFLOWS                                        2,752,945,620.50
       Cash paid to acquire fixed assets, intangible assets,
        and other long-term assets                                      7,768,560,126.48
       Cash paid to acquire investments                                 1,959,490,601.65
       Cash paid relating to other investing activities                    30,000,000.00
                                                                       -----------------
       SUB-TOTAL OF CASH OUTFLOWS                                       9,758,050,728.13
                                                                       -----------------
       NET CASH FLOWS FROM INVESTING ACTIVITIES                        -7,005,105,107.63
                                                                       -----------------

III.   CASH FLOWS FROM FINANCING ACTIVITIES:

       Cash received from investments by others                            16,001,858.00
       including: Cash received by subsidiaries from investments
        by minority shareholders                                           16,001,858.00
       Cash received from borrowings                                   13,029,278,893.88
       Cash received relating to other financing activities                73,774,497.56
                                                                       -----------------
       SUB-TOTAL OF CASH INFLOWS                                       13,119,055,249.44

       Cash repayments of amounts borrowed                              7,938,187,440.06
       Cash paid for distribution of dividends or profits and for
        interest expenses                                                 787,696,852.94
       Including: Cash paid for distribution of dividends or profits
        to minority shareholders by subsidiaries                            1,384,768.14
       Cash paid relating to other financing activities                 1,720,800,203.97
                                                                       -----------------
       SUB-TOTAL OF CASH OUTFLOWS                                      10,446,684,496.97
                                                                       -----------------
       NET CASH FLOWS FROM FINANCING ACTIVITIES                         2,672,370,752.47
                                                                       -----------------

IV.    EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                     -2,694,095.02
                                                                       -----------------

V.     NET INCREASE IN CASH AND CASH EQUIVALENTS                         -288,556,126.58
                                                                       =================

NOTES TO FINANCIAL STATEMENTS

PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATIONS AND CONSOLIDATION OF FINANCIAL STATEMENTS

1    ACCOUNTING POLICIES APPLIED

     The company and its subsidiaries follow the new Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises and its supplementary regulations. Since January 1, 2003, the company and its subsidiaries also follow the Accounting Treatment for Civil Aviation Industry.


2    ACCOUNTING PERIOD

     The Company adopts the Gregorian calendar year as its accounting period, i.e., from January 1 to December 31 each year.


3    BASE CURRENCY

     The Company adopts Renminbi ("RMB") as its base currency.


4    PRINCIPLE AND BASIS OF ACCOUNTING

     The Company adopts accrual basis. All items are recorded at actual cost upon acquisition. If impairment occurs, the provision for impairment will be made according to "Accounting Regulations for Business Enterprises".


5    TRANSLATION OF FOREIGN CURRENCIES

     Foreign currency transactions are translated into RMB at the middle exchange rate issued by PBOC at the beginning of the month. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each period. The differences between RMB equivalents and carrying amounts are treated as exchange differences. Exchange differences of specific borrowings related to the acquisition or construction of a fixed asset should be capitalized in the period in which they are incurred when the relevant fixed asset being acquired or constructed is not ready for its intended use. Exchange differences during preparation period are included in long-term amortization charges, which will be accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are included in the exchange gains and losses of the current period.


6    DEFINITION OF CASH EQUIVALENTS

     Cash equivalents are short term (with a holding period of less than three months), highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.


7    CURRENT INVESTMENT

7.1 The initial cost of a current investment is the total price paid on acquisition, deducting cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds that have been accrued. Cash dividends or interests during holding period are offset against the carrying amount of investments upon receipt. On disposal of a current investment, the difference between the carrying amount and the sale proceeds is recognized as an investment gain or loss of the current period.

7.2 The current investment is recorded at the lower of cost and market value. The provision for impairment of current investment is made at the excess of carrying amount over the market value on an individual item basis and will be accounted as current profit and loss.


8    ACCOUNTING METHOD FOR BAD DEBTS

     8.1 The Company adopts allowance method for bad debts. At the end of each accounting period the company analyses the recoverability of receivable items (including accounts receivable and other receivables) and makes allowance for bad debts according to the aging method and analysis result. Allowance for bad debts is not made for the items that are surely to be recovered. If there is enough evidence proving the uncollectibility of an account receivable then allowance is made at a higher ratio or at the full carrying amount. The allowance for remaining accounts receivable shall refer to the following ratios.

          AGING                                                           RATIO
          Within 1 year                                                      3%
          In the second year                                                 5%
          In the third year                                                 10%
          In the forth year                                                 15%
          In the fifth year                                                 20%
          Over 5 years                                                      40%

     8.2  The company adopts following standards in determination of bad debts:

          a. When the debtor is bankrupt or dead, the accounts receivable that are unable to be recovered even after liquidation of the debtor's bankrupt estate or legacy.

          b. When the debt is overdue due to the default of the debtor and there is obvious evidence proving the uncollectibility of the accounts.

          The bad debt loss should be approved by Board of Directors. The bad debts will first offset against the allowance that has already been made. If the allowance for bad debts is not enough to compensate the losses the difference will be charged into income statement of the current period.


9    INVENTORY

     9.1 The inventory of the Company mainly comprises high-price rotables, aircraft consumables, common appliances, aircraft supplies and low-price consumables. The inventory is recorded at planned price and the difference between planned price and actual cost is recorded in 'Materials Cost Variance'. The amortization of high-price rotables is made evenly over 5 years starting from the next month of acquisition according to the adjusted actual cost. Other inventory such as aircraft consumables is charged to cost according to the adjusted actual cost when put into use. The maintenance costs for high-price rotables are recognized as current period expenses immediately when occurred.

     9.2 Provision for impairment of aircraft consumables is made at the end of each period according to the average useful life of corresponding aircraft and average discount rate in previous disposals. Considering the characteristics of high-price rotables, no provision for impairment is made unless the corresponding aircraft have all been sold and it is highly possible that the net realizable value will be lower than the carrying amount during future disposals.


10   LONG-TERM INVESTMENT

     10.1 Long-term equity investment (including stock investment and other equity investment) is recorded at the actual cost after deducting cash dividends which have been declared but unpaid at the time of acquisition or at the price agreed upon by relevant parties. The equity method is applied wherever the Company can control, jointly control or has significant influence over the investee enterprise (usually when the Company holds 20% or more voting capital of the investee enterprises or holds less than 20% of the voting capital but has significant influence over the investee enterprise). Otherwise, the cost method is applied. When equity method is adopted, the difference (referred to as "equity investment difference") between the initial investment cost and the Company's share of owners' equity of the investee enterprise should be amortized evenly over a period of 10 years and charged into corresponding year's profit and loss account.

     10.2 Long-term debt investment (including bond investment and other debt investment) is recorded at actual cost. The difference between actual cost and the nominal value of a bond investment is recognized as premium or discount. Interest from investment on bonds should be accrued periodically. The accrued interest revenue from investment on bonds, after adjustments of the amortization of premium or discount, should be recognized as investment income of the period.

     10.3 The long-term investment is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market value or deterioration in operating conditions of the investee enterprise, the Company shall make provision for impairment on long-term investment on an individual item basis and charge into the current period.


11   FIXED ASSETS AND DEPRECIATION

     11.1 Fixed assets refer to those tangible assets whose useful life is over 1 year, with a high unit price and can be held physically to realize its benefits during the course of use. Fixed assets are recorded at actual acquisition cost. Fixed assets held under financial lease are recorded at net contract price and other actual incidental cost incurred. The corresponding long-term liabilities are determined by the total financing amount stipulated in such financing contracts as lease agreement and loan agreement signed by the Company and lessor. The financing expenses are apportioned during the course of leasehold at actual interest rate.

          If no impairment has occurred, the depreciation is provided on a straight-line basis according to the following useful lives and estimated residual value.

                                             USEFUL LIVES    RESIDUAL VALUE RATE
          Aircraft and engines attached          20 years                     5%
          Standby engines                        20 years                     0%
          Buildings                           15-35 years                     3%
          Vehicles and electronic devices       5-6 years                     3%
          Other Equipment                      5-20 years                     3%

          When impairment occurs, the depreciation is provided on an individual item basis based on the net book value after deducting impairment and residual useful lives.

     11.2 Fixed asset is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a fixed asset is lower than its carrying amount as a result of continuing decline in market value, technology obsoleteness, damage or idleness, the Company shall make provision for impairment of fix assets at the end of the period on an individual item basis and charge to the current period.


12   CONSTRUCTION-IN-PROGRESS

     12.1 Construction-in-progress is accounted for on an individual item basis at the actual cost. Upon completion and readiness for use, the cost of construction-in-progress is to be transferred to the account of Fixed Assets. Interests incurred in connection with specific borrowings and relevant exchange differences for the purpose of construction-in-progress should be capitalized as part of the cost when the project is not ready for intended use. Interests incurred and exchange differences after the project is ready for use should be recognized as current period expenses.

     12.2 Construction is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

13   VALUATION AND AMORTIZATION OF INTANGIBLE ASSETS

     13.1 The intangible assets of the Company refer to non-monetary long-term assets without physical substance held for the purpose of rendering service, rental or for administrative purposes. The intangible assets of the Company mainly include land use right and premise use right. The intangible assets are recorded at actual acquisition cost and amortized over its expected useful life under straight-line method.

     13.2 The intangible asset of the Company is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of intangible asset at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.


14   LONG-TERM AMORTIZATION CHARGES

     Long-term amortization charges refer to the expenses that will be amortized after formal operation or the amortization period is over one year. Long-term amortization charges of the Company are mainly uniform cost. All long-term amortization charges are amortized evenly over its estimated beneficial period except organization cost, which will be charged to the profit and loss account of the month during which formal operation starts.


15   OVERHAUL EXPENSES OF AIRCRAFT AND ENGINES

     The overhaul expenses refer to maintenance of D criteria and higher grade of aircraft owned by the Company or held under finance lease or operating lease. The overhaul expenses of self-owned aircraft and aircraft held under finance lease are charged into the current profit. The overhaul expenses of aircraft under operating lease are accrued according to lease contract or at a certain percentage for different types of aircraft. The actual overhaul expenses will offset against the accrued amount. The other daily maintenance expenses of aircraft and engines will be charged into the current profit and loss account.


16   SALES IN ADVANCE OF CARRIAGE

     The sales in advance of carriage (SIAC) are mainly sales proceeds for transportation of passengers, cargo, mail and overweight luggage with tickets of the Company, which are to be settled later. The sales in advance of carriage are classified into international and domestic under categories of passenger, cargo and mail for tickets sold in different years. The balance of SIAC is transferred out upon delivery of service by the Company or other airlines with uplifted coupons or billing list by other airlines as evidence.

     According to the Accounting Treatment for Civil Aviation Industry with the circular number CK [2003]18, the Company acknowledges those SIAC balances of both domestic and international sales over settlement period as "over settlement balance" and has transferred it into non-operating revenue of this year.

17   RETIREMENT BENEFITS AND MEDICAL INSURANCE

     17.1 Retirement Benefits

          The Company participates in defined contribution retirement schemes regarding pension for employees organized by the governments of respective provinces. The Company and employees turn in social pension at 14.5% and 8% of the total salaries of last year recognized by government to social welfare agent. In addition, the Company provides retirees with living allowance and transportation subsidies as well as other welfare. The post-retirement benefit expenses are recognized in the current profit and loss.

     17.2 Medical Insurance

          Except Shanghai Headquarters, its subsidiaries and Ningbo Branch, the branches in other provinces have not participated in the social medical insurance scheme introduced by local governments. The Company and employees that have participated in the scheme contribute 12% and 2% of the total salaries of last year to local social welfare agent. For those that have not participated in the social medical insurance scheme, the medical expenses are recognized in the current profit and loss.


18   REVENUE

     18.1 The Company's revenue from rendering transportation service of passengers, cargo and mails is recognized upon delivery of the service with uplifted coupons as evidence.

          The commission income from other carriers in respect of sales made by the Company is recognized upon billing by other carriers.

          Ground service income is recognized as other operating revenue upon rendering of services.

     18.2 The interest income and royalty arising from the use by others of the assets held by the Company is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.


19   INCOME TAX

     Tax effects of taxable temporary timing differences are recognized as deferred income tax liabilities. Tax effects of deductible temporary timing differences are recognized as deferred income tax assets.


20   BASIS OF CONSOLIDATED STATEMENTS

     20.1 Consolidation Scope: According to "Notice on the Distribution of 'Provisional Regulation on Consolidation of Financial Statements'"
          (1995) issued by Ministry of Finance and regulations of CKZ(96) No. 2 "Answer to Questions about Consolidation Scope", the consolidation scope of the Company includes all subsidiaries under control and associated companies under joint control, except those companies that have already been closed down, merged, declared in the process of liquidation or bankruptcy, intended to be sold in the new future or have an insignificant influence on consolidation.

     20.2 Consolidation Method: The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the invested entities, the claims and liabilities, as well as all material transactions between or among them have been eliminated. The financial statements of the associate companies are consolidated in proportion.


21   SIGNIFICANT CHANGES IN ACCOUNTING POLICIES AND ITS INFLUENCE

     The Company has changed the following accounting policies ever since January 1, 2003.

     21.1 Contents and basis of changes in accounting policies: The Company follows the new Accounting Treatment for Civil Aviation Industry from January 1, 2003 pursuant to regulations of circular CK [2003] 18 issued by Ministry of Finance. According to the new Accounting Treatment for Civil Aviation Industry, the overhaul expenses for high-price rotables will not be amortized in five years but directly charged to the current period expenses starting from this year. The total profit of this year is reduced by approximately 384 million due to the policy change.

     21.2 According to the regulations of circular CK [2003] 10, from January 1, 2003 the overhaul expenses of self-owned aircraft and aircraft held under finance lease are charged into the current profit and loss account immediately upon incurred while not accrued in advance. The total profit of this year is increased by approximately 443 million due to the policy change.


22   STAFF HOUSING BENEFITS AND ITS INFLUENCE

     According to the circulars of CQ [2000] 295 and CK [2001] 5 issued by Ministry of Finance, the Company starts to implement "Staff Housing Reform of China Eastern Airlines Corporation Limited" and its implementation procedures in 2003, which has already been passed in the 16th routine meeting of the Board of Directors. It is estimated that the housing subsidy payable to employees as of the end of 2003 will increase by 362 million. The minority interests and net assets will be reduced by 8 million and 354 million respectively. Among the net equity, the capital surplus, undistributed profit and total profit of this year will be reduced by 110 million, 219 million and 25 million respectively.


C.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING REGULATIONS

Differences between IFRS and PRC Accounting Regulations which have significant effects on the consolidated (loss)/profit attributable to shareholders of the Group are summarised as follows: -

                                                                                               2003             2002
                                                                              Note          RMB'000          RMB'000
CONSOLIDATED (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS
As stated in accordance with PRC Accounting Regulations                                   (825,972)         124,259
Impact of IFRS and other adjustments:
  Difference in depreciation charges of other
   flight equipment due to different useful lives                              (a)         329,492          315,712
  Difference in depreciation charges of aircraft
   due to different useful lives                                               (b)        (237,931)        (180,490)
  Loss on disposal of aircraft and engines                                     (c)           2,411           61,097
  Provision for overhaul costs                                                 (d)          51,181         (122,564)
  Reversal of additional charges of flight equipment spare
   parts arising from the revaluation surplus of such assets                   (e)           9,221            9,859
  Provision for post-retirement benefits                                       (f)         (20,844)         (23,614)
  Staff housing benefits                                                       (g)        (227,613)               -
  Interest accrued on instalments payable for
   acquisition of a passenger carriage business                                (h)          (9,610)         (10,802)
  Amortisation of goodwill                                                     (i)          (5,656)          (5,656)
  Amortisation of negative goodwill                                            (j)           3,454            3,454
  Reversal of revalued amount for land use rights                              (k)           8,420            8,420
  Revaluation deficit of fixed assets                                          (l)               -         (171,753)
  Loss on sale of staff quarters                                               (m)               -           (9,768)
  Other                                                                        (n)         (75,086)          72,841
  Tax adjustments                                                              (o)          48,717           15,374
                                                                                          --------         --------
As stated in accordance with IFRS                                                         (949,816)          86,369
                                                                                          ========         ========

Notes:-

(a) Under IFRS, other flight equipment are accounted for as fixed assets and depreciation charges are calculated over the expected useful lives of 20 years to residual value of 5% of costs or revalued amounts. Under PRC Accounting Regulations, such flight equipment are classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years.

(b) Under IFRS, depreciation of aircraft is calculated to write off their costs or revalued amounts on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%. Under PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Regulations is calculated to write off their costs on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%. Prospective adjustment was made to the aircraft acquired before 1 July 2001 over their revised remaining useful lives.

(c) This represents the difference on loss on disposal arising from different useful lives adopted for aircraft and engines resulted in different carrying net book value under IFRS and PRC Accounting Regulations (see note
     (b) above).

(d) Under IFRS, the costs of major overhauls for aircraft and engines under operating leases are estimated and charged to operating profit over the period between overhauls, using the ratio of actual flying hours and estimated flying hours between overhauls, while the costs of major overhauls of owned aircraft and aircraft held under finance leases are charged to the operating profit as incurred. Routine repairs and maintenance costs (including repair costs on other flight equipment) are charged to the operating profits as incurred. Under PRC Accounting Regulations, prior to 2003, major overhauls costs for all aircraft were provided at specific rates applicable to the related models of aircraft, repair costs incurred on other flight equipment were capitalised and amortised over 5 years on a straight-line basis (see note (a) above). Effective from January 2003, the major overhaul costs of aircraft under operating leases are provided at specific rates applicable to the related models of aircraft, no additional provision is made for overhaul costs of owned aircraft and aircraft under finance leases, major overhaul costs for these aircraft are first offset against the provision brought forward and then charged to the operating profit as incurred after the provision is fully utilised. Repair costs on other flight equipment are charged to the income statement as incurred.

(e) Under IFRS, the flight equipment spare parts at the time of listing are carried at weighted average cost and are expensed when consumed in operations. Under PRC Accounting Regulations, such flight equipment spare parts are carried at revalued amounts and are expensed when consumed in operations.

(f) The post-retirement benefits for employees are required to be recognised over the employees' service period under IFRS whereas such benefits are recognised on a pay-as-you-go basis under the PRC Accounting Regulations.

(g) Under IFRS, the present value (after taking into account of time value on instalment payments) of additional provision of staff housing allowance as a result of the new staff housing policies announced and implemented by the Company in 2003 was charged to the income statement for the year ended 31 December 2003. Under PRC Accounting Regulations, such staff housing allowance provision as related to services rendered in prior years is charged directly to the reserves without taking into account of the time value on future instalment payments.

(h) Under IFRS, the consideration payable for the acquisition of a passenger carriage business is recorded based on the present value of the instalment payments. The difference in time value between the acquisition cost payable and its present value is periodically recognised as interest expenses in the income statement over the period of payments. Under PRC Accounting Regulations, such difference is not recognised.

(i) Any excess of the cost of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill under IFRS, the obligation of post-retirement benefits for employees inherited by the Group through the acquisition of a passenger carriage business has been recognised and accounted for in the fair value of the identifiable net assets acquired. As a result, goodwill has been recognised and is amortised over 20 years. Under PRC Accounting Regulations, the post-retirement benefits are recognised on a pay-as-you-go basis and the corresponding obligation is not accounted for in the fair value of the net assets acquired. Accordingly, no goodwill or amortisation is recognised.

(j) Under IFRS, the consideration payable for the acquisition of a passenger carriage business is recorded based on the present value of the instalment payments, giving rise to a negative goodwill which is amortised over the weighted average remaining useful lives of the depreciable non-monetary assets acquired. Under PRC Accounting Regulations, the time value of the consideration payable has not been accounted for and accordingly, no negative goodwill or amortisation is recognised.

(k) As part of the Company's restructuring in 1996, land use rights were recorded at valuation as a non-monetary assets which formed part of share capital of the Company. Under IFRS, the Company has reclassified land use rights as operating leases and the land use rights at the time of the listing are stated at historical cost which is nil. Under PRC Accounting Regulations, land use rights are stated at valuation less accumulated amortisation.

(l) Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Fixed assets of the Group were revalued as at 30 June 1996 as part of the restructuring of the Group for the purpose of listing. As at 31 December 2002, a revaluation of the Group's fixed assets was carried out and difference between the valuation and carrying amount was recognised. Under PRC Accounting Regulations, fixed assets are recorded at cost less accumulated depreciation and impairment.

(m) This represents the difference in the recognition of loss on sale of the Group's staff quarters to eligible staff. Under IFRS, provision for anticipated loss is made for any construction cost in excess of the expected selling price during construction, and any over or under provision is recognised at the time of sale. Under PRC Accounting Regulations, the loss on disposal of staff quarters is charged directly to the reserves.

(n) In addition to the above, the application of IFRS differs in certain other respects from PRC Accounting Regulations.

(o) These represent the corresponding deferred tax effects of the items above and tax losses.


D.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Differences between IFRS and U.S. GAAP which have significant effects on the consolidated (loss)/profit attributable to shareholders of the Group are summarised as follows:-

                                                                                          2003                2002
                                                                       Note            RMB'000             RMB'000
CONSOLIDATED (LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS
As stated under IFRS                                                                 (949,816)             86,369
U.S. GAAP adjustments:
  Reversal of difference in depreciation charges arising
   from revaluation of fixed assets                                     (a)            63,895              20,370

Reversal of revaluation deficit of fixed assets                         (a)                 -             171,753
  Loss on disposal of aircraft and related assets                       (b)           (10,083)            (26,046)
  Others                                                                (c)             6,860              23,767
  Deferred tax effect on U.S. GAAP adjustments                          (d)            (9,101)            (28,477)
                                                                                    ---------            --------
As stated under U.S. GAAP                                                            (898,245)            247,736
                                                                                    =========            ========
Basic and fully diluted (loss)/earnings per share
 under U.S. GAAP                                                                    (RMB0.185)           RMB0.051
                                                                                    =========            ========
Basic and fully diluted (loss)/earnings per American
 Depository Share ("ADS") under U.S. GAAP                                           (RMB18.46)            RMB5.09
                                                                                    =========            ========

Notes:-

(a)  REVALUATION OF FIXED ASSETS

     Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Fixed assets of the Group were revalued as at 30 June 1996 as part of the restructuring of the Group for the purpose of listing. In addition, as at 31 December 2002, a revaluation of the Group's aircraft and engines was carried out and difference between the valuation and carrying amount was recognised. Under U.S. GAAP, the revaluation surplus or deficit and the related difference in depreciation are reversed since fixed assets are required to be stated at cost.

(b)  DISPOSAL OF AIRCRAFT AND RELATED ASSETS

     This represents the loss on disposal of aircraft and related assets during the year. Under U.S. GAAP, fixed assets are required to be stated at cost. Accordingly, the accumulated depreciation and the gain or loss on disposal of aircraft is different between IFRS and U.S. GAAP, which is attributable to the surplus or deficit upon valuation associated with the assets disposed of.

(c)  OTHER U.S. GAAP ADJUSTMENTS

     The application of U.S. GAAP differs in certain other respects from IFRS, mainly relating to sale and leaseback transactions, post retirement benefits and goodwill. Under US GAAP: i) recognition of gain on sale and leaseback transactions is deferred and amortised, ii) transitional obligation for post retirement benefit is amortised over the average remaining service period of active plan participants, and iii) goodwill is reviewed for impairment and is not amortised.

(d)  DEFERRED TAX EFFECT

     These represent the corresponding deferred tax effect as a result of the adjustments stated in (a), (b) and (c) above.

SELECTED AIRLINE OPERATING DATA*

                                                                           YEAR ENDED DECEMBER 31
                                                                              2003           2002        Change
CAPACITY
  ATK (available tonne-kilometers) (millions)                             4,774.50       4,366.64         9.34%
    - Domestic routes                                                     1,926.49       1,669.71        15.38%
    - International routes                                                2,390.96       2,267.09         5.46%
    - Hong Kong routes                                                      457.04         429.84         6.33%

  ASK (available seat-kilometers) (millions)                             29,779.98      27,962.51         6.50%
    - Domestic routes                                                    15,909.17      13,494.36        17.89%
    - International routes                                               10,178.43      10,818.65        -5.92%
    - Hong Kong routes                                                    3,692.38       3,649.50         1.17%

  AFTK (available freight tonne-kilometers) (millions)                    2,094.30       1,850.01        13.20%
    - Domestic routes                                                       494.67         455.22         8.67%
    - International routes                                                1,474.90       1,293.41        14.03%
    - Hong Kong routes                                                      124.73         101.39        23.03%

  Hours flown (thousands)                                                   259.41         234.59        10.58%

TRAFFIC
  RTK (revenue tonne-kilometers) (millions)                               2,907.70       2,652.23         9.63%
    - Domestic routes                                                     1,180.14         968.32        21.87%
    - International routes                                                1,473.93       1,431.11         2.99%
    - Hong Kong routes                                                      253.63         252.80         0.33%

  RPK (revenue passenger-kilometers) (millions)                          18,002.71      18,206.42        -1.12%
    - Domestic routes                                                    10,301.78       8,515.70        20.97%
    - International routes                                                5,767.26       7,456.76       -22.66%
    - Hong Kong routes                                                    1,933.67       2,233.96       -13.44%

  RFTK (revenue freight tonne-kilometers) (millions)                      1,296.61       1,023.03        26.74%
    - Domestic routes                                                       258.09         206.24        25.14%
    - International routes                                                  957.92         763.89        25.40%
    - Hong Kong routes                                                       80.60          52.90        52.37%

  Number of passengers carried (thousands)                               12,040.19      11,533.11         4.40%
    - Domestic routes                                                     8,876.82       7,714.35        15.07%
    - International routes                                                1,732.63       2,133.04       -18.77%
    - Hong Kong routes                                                    1,430.74       1,685.72       -15.13%

  Weight of cargo and mail carried (millions of kg)                         459.81         344.68        33.40%
    - Domestic routes                                                       205.34         170.16        20.68%
    - International routes                                                  197.83         136.12        45.33%
    - Hong Kong routes                                                       56.64          38.40        47.51%

LOAD FACTOR
  Overall load factor (%)                                                    60.90          60.74       +0.16 points
    - Domestic routes                                                        61.26          57.99       +3.27 points
    - International routes                                                   61.65          63.13       -1.48 points
    - Hong Kong routes                                                       55.49          58.81       -3.32 points

  Passenger load factor (%)                                                  60.45          65.11       -4.66 points
    - Domestic routes                                                        64.75          63.11       +1.65 points
    - International routes                                                   56.66          68.93      -12.26 points
    - Hong Kong routes                                                       52.37          61.21       -8.84 points

  Freight load factor (%)                                                    61.91          55.30       +6.61 points
    - Domestic routes                                                        52.17          45.31       +6.87 points
    - International routes                                                   64.95          59.06       +5.89 points
    - Hong Kong routes                                                       64.62          52.18      +12.45 points

  Break-even load factor (%)                                                 63.64          59.93       +3.71 points

YIELD AND COST STATISTICS
  Revenue tonne-kilometers yield (RMB)                                        4.62           4.71             -1.91%
    - Domestic routes                                                         4.97           5.08             -2.17%
    - International routes                                                    3.79           3.77             +0.53%
    - Hong Kong routes                                                        7.95           8.79             -9.56%

  Passenger-kilometers yield (RMB)                                            0.57           0.55             +3.64%
    - Domestic routes                                                         0.54           0.55             -1.82%
    - International routes                                                    0.53           0.46            +15.22%
    - Hong Kong routes                                                        0.84           0.86             -2.33%

  Freight tonne-kilometers yield (RMB)                                        2.46           2.39             +2.93%
    - Domestic routes                                                         1.08           1.19             -9.24%
    - International routes                                                    2.63           2.54             +3.54%
    - Hong Kong routes                                                        4.84           4.86             -0.41%

  Available tonne-kilometers unit cost (RMB)                                  2.94           2.87             +2.44%

*Note: China Eastern Airlines Wuhan Limited ("CEA Wuhan") is a joint venture not majority-owned by the Company. The operating data of CEA Wuhan therefore are not consolidated herein.


REPORT OF THE BOARD OF DIRECTORS

REVIEW OF 2003

In 2003, the Group operated 210 routes, of which 166 were domestic routes (including 14 routes to Hong Kong) and 44 were international routes (including 11 international cargo routes). The Group operated about 3,090 scheduled flights per week, serving a total of 81 foreign and domestic cities. In 2003, the Group added a total of 22 aircraft, including the purchase of three Airbus A340-600 aircraft and ten Airbus A320 aircraft and the acquisition of five Boeing B737-700 under operating leases. The Group also wet-leased two A300-600 aircraft and two CRJ200 aircraft respectively from China Eastern Air Northwest Company ("CEA Northwest") and China Eastern Air Yunnan Company ("CEA Yunnan"), subsidiaries of China Eastern Air Holding Company ("CEA Holding Company"), the controlling shareholder of the Company. The Company terminated the service of three aged B737-200 aircraft. As of December 31, 2003, the Group operated a fleet of 97 aircraft, including 89 passenger jet aircraft with a capacity of over 100 seats, two passenger aircraft for feeder routers and six jet freighters. During 2003, the Group also wet-leased a B747-200 freighter in response to market demand.

In 2003, the global aviation industry faced a lot of challenges and difficulties. The Iraq war and the outbreak of SARS worsened the situation while the industry was struggling to recover from the "September 11" tragedy. In particular, the outbreak and rapid spread of SARS in certain areas of Asia in the first half of 2003 caused a dramatic shrinking in passenger demand, which for a moment created a difficult situation for the Chinese airline operators. During the period of SARS, the Group made all efforts to minimize the damage by postponing plans of new aircraft acquisitions, canceling or consolidating certain flights, cutting the salaries of all employees and so on. In the second half of 2003, as the epidemic was gradually brought under control and the domestic passenger market started to make a strong comeback in the third quarter, the Group decided to complete its acquisitions of the aircraft of which the delivery had been postponed in the first half of the year and promptly put them into service. The Group also actively adjusted the allocation of passenger and cargo capacity and improved its route network in response to changes in the market demand. In addition, the Group allocated its best aircraft to, and increased the flight frequency of, the high-yielding routes with high demand. In 2003, the Company successively launched the new passenger routes of Shanghai-Phuket and Shanghai-Melbourne and the new cargo routes of Shanghai-Beijing-Luxembourg and Shanghai-Anchorage-Los Angeles-San Francisco, and consequently further improved its route network and created advantage in certain international routes. Based on our detailed market studies, we terminated the relatively low-yielding route of Shanghai-Munich-Madrid and increased the flight frequency on the Shanghai-Paris route in order to retain European passengers. The launch of the international transit route from Sydney to Paris via Shanghai improved our capacity and quality in terms of providing transit services. We enhanced our competitiveness by replacing the older MD-11 with the newly acquired Airbus A340-600 to serve on the China-U.S. routes. A seat reservation service was launched on the Shanghai-Hong Kong route. In addition, we encouraged foreign passengers to come to China through brand marketing activities at appropriate times and promotion of our service packages such as "China Eastern Express" and "China Shuttle."

We closely cooperated with SABRE Corporation, an American company, and established an airline operating control system (AOC). We further consolidated our marketing system by setting up four major departments - Flight Scheduling and International Operations, Revenue Management, Passenger Information Management and Cargo Management, and three marketing management networks in the eastern, northern and southern areas of China, with Shanghai, Beijing and Guangzhou as the center of each area, respectively. The Company entered into an agreement with PROS Corporation, an American company, for the development of a revenue management system in order to expedite the integration of our revenue management data. Due to the successful implementation of these strategies, the Company's capacity control system and marketing system were well positioned to respond to the demand of market developments.

In August 2003, the Group's frequent flyer club changed its name to "Eastern Miles" and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels and restaurants who are our strategic partners. We achieved our goal of one million members before the end of last year. We therefore have greatly enhanced the recognition and competitiveness of our services. Our electronic ticket service and online payment service also developed steadily, since the electronic ticket service was launched in Shanghai, Beijing, Guangzhou and Wuhan in September 2003.

Compared to 2002, the Group's traffic volume increased by 9.63% to 2,908 million tonne-kilometers in 2003. Revenues from the Group's transportation business were RMB13,448 million in 2003, an increase of RMB966 million or 7.73%. Compared to 2002, the average aircraft daily utilization decreased by 0.6 hours to 8.0 hours in 2003.

Compared to 2002, our passenger revenues increased by 2.2 % to RMB10,261 million in 2003, accounting for 71.87% of our total revenues in 2003. The volume of passenger traffic was 18,003 million passenger-kilometers, a 1.12% decrease compared to 2002.

Our domestic passenger traffic volume was 10,302 million passenger-kilometers in 2003, a 20.97% increase compared to 2002. Compared to 2002, the revenues increased by 19.74% to RMB 5,592 million in 2003, accounting for 54.50% of our total passenger revenues in 2003. The increase in the revenues from our core business in 2003 was largely driven by our domestic passenger transportation business. As a result of the recovery of the domestic passenger market during the second half of the year, we allocated more capacity to domestic routes. Our nationwide domestic passenger capacity increased by 17.89% compared to 2002.

The passenger traffic volume on our Hong Kong routes was 1,934 million passenger-kilometers in 2003, a 13.44% decrease compared to 2002. Compared to 2002, the revenues decreased by 14.86% to RMB1,627 million in 2003, accounting for 15.85% of our total passenger revenues in 2003. The passenger traffic capacity on our Hong Kong routes increased by 1.17% compared to 2002.

Our international passenger traffic volume was 5,767 million passenger-kilometers in 2003, a 22.66% decrease compared to 2002. Compared to 2002, the revenues decreased by 12.00% to RMB3,042 million in 2003, accounting for 29.65% of our total passenger revenues in 2003. The passenger capacity on international routes decreased by 5.92% compared to 2002. Our international passenger business slowed down in 2003 due to the fact that China was listed by the World Health Organization as an area seriously affected by SARS, as well as a number of other factors such as the effect of Iraq war and the terrorism.

Our cargo and mail traffic volume was 1,297 million tonne-kilometers in 2003, a 26.74% increase compared to 2002. Compared to 2002, the freight revenues increased by 30.36% to RMB3,187 million in 2003, accounting for 22.32% of our total revenues in 2003. We increased our freight charges to an appropriate level in response to the increasing demand from import and export trade following China's accession to the WTO. In addition, we successively remodeled three MD-11 passenger aircraft into freighters during the second half of 2003 to expand our freighter fleet in response to the rapid growth of our cargo business.

Compared to 2002, our operating costs increased by 14.84% to RMB14,058 million in 2003.

Expenditure on aviation fuel reached RMB3,045 million, a 18.77% increase compared to 2002. In 2003 the Group consumed a total of 1,023,700 tonnes of aviation fuel, an increase of 8.81% compared to 2002. Due to the Iraq war, average domestic and international aviation fuel prices increased by 10.60% and 3.63%, respectively, compared to 2002.

The wages, salaries and benefits were RMB1,449 million in 2003, a 39.89% increase compared to 2002, largely because our work force increased by approximately 5% compared to 2002, and most of our newly hired staff are pilots and cabin crew in order to meet the requirements of our fleet expansion. In addition, in accordance with relevant government regulations and with reference to the policies implemented by enterprises in nearby region, the Company formulated a staff housing allowance policy in 2003. As the housing allowance standard under the new housing policies is higher than the standard to which the Company made reference in 2000 and the number of eligible employees also increased, the Company recognised a related provision of RMB340 million as at 31 December 2003, which is RMB260 million higher than the provision of RMB80 million made in 2000. The incremental provision was fully charged to current year's income statement.

The takeoff and landing charges were RMB2,254 million, a 13.41% increase compared to 2002, due largely to the increase of domestic airport charges with effect from September 1, 2002. Our domestic takeoffs and landings increased by 20.14% compared to 2002.

In addition, the Japanese Yen and the Euro have a significant percentage in our debt structure. Due to the appreciation of the Japanese Yen and the Euro against the Renminbi in 2003, the Group booked an exchange loss of RMB70.33 million in 2003.

In summary, the losses attributable to shareholders were RMB950 million for the year ended December 31, 2003.

As of December 31, 2003, the Group had a total of 16,435 employees, most of whom work in China. The employees' compensation is primarily composed of the basic salary and performance-based bonus. There were no labor disputes between the Group and its employees. The Group did not experience a material loss of employees or encounter any difficulties in recruiting new employees.

In January 2001, we joined the employee medical insurance scheme introduced by the Shanghai government. The Group and the employees pay premiums at the approximate rates of 12% and 2%, respectively, of the basic salary. We are not liable for any medical costs other than our contributions to the scheme. We believe that the implementation of the scheme will have no serious impact on our operations and finances.

We finance our working capital requirements by the funds generated from operations and short-term bank loans. As of December 31, 2002 and December 31, 2003, we had cash and cash equivalents of RMB1,945 million and RMB1,583 million, respectively. In 2002 and 2003, our net cash inflows generated by operating activities were RMB2,160 million and RMB3,267 million, respectively, while our net cash outflows used in investment activities were RMB4,543 million and RMB7,409 million, respectively. In the past two years, our primary cash requirements were the funds for the acquisitions and upgrades of aircraft and flight equipment and debt repayments. Our net cash outflow in financing activities in 2002 was RMB2,956 million, largely for the purpose of repayments of long-term loans, finance lease obligations and short-term loans. Our net cash inflow generated from financing activities was RMB3,764 million in 2003, primarily from short-term loans.

We generally operate with a working capital deficit. As of December 31, 2003, our current liabilities exceeded our current assets by RMB9,941 million. For years we have arranged, and we believe that we will be able to continue to arrange, short-term loans through domestic banks in China and foreign-funded banks to meet our working capital requirements. As of December 31,

2002 and December 31, 2003, the total amounts of our short-term loans were RMB4,527 million and RMB4,632 million, respectively, and our long-term loans were RMB6,495 million and RMB11,223 million, respectively.

We generally finance our purchase of aircraft through operating leases and bank loans secured by our assets. As of December 31, 2003, the total value of our mortgaged assets increased by 197.52%, from RMB3,272 million as of the end of 2002 to RMB9,735 million.

Other than the information disclosed herein, the information related to other matters of the Group which is required to be set forth herein pursuant to those provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which are applicable to the 2003 Annual Results Announcement of the Company, has not changed materially from the information disclosed in the Company's 2002 Annual Report.


OUTLOOK FOR 2004

We would like to caution readers of this announcement that the operations of the air transportation industry are substantially influenced by global political and economical developments. Accidents, unexpected incidents, etc. may have a material impact on our operations or the industry as a whole. This 2003 annual results announcement of the Group contains, inter alia, certain forward-looking statements, such as forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks.

In 2003, the development of the global economy was not severely restrained by certain events which occurred in the first half of the year. As the U.S. economy becomes stronger, the recovery of the global economy seems to be sustainable. Asia will continue to be the fastest growing area in the world. As a fast growing region in Asia, China has achieved impressive economic performance. The Chinese government has effectively implemented the economic restructuring and its open-door policies, which have laid a solid foundation for the steadfast economic growth. Moreover, China's economy is further energized by the gradual recovery of the global economy and China's admission to the WTO.

Today, globalization is a trend of the economic development in the world. Such trend not only strengthens the economic interconnections among countries but also generates an increase in trade and commercial activity. Since China's admission to the WTO, it has been playing an increasingly important and active role in the economic globalization. As a result, while the regional economic integration has accelerated the general economy, it has also boosted the fast growth of the aviation market in this region.

Along with the further growth of China's economic strength and the further improvement of Chinese people's consumption level, tourism by air travel is gradually becoming a fast growing business in China. China has a large territory, a large population and very rich tourist resources. It presents great potential for the development of air transportation. The Group is determined to grasp the business opportunities created by large events, holidays and travel seasons, make timely adjustments to the allocation of its transportation capacity, increase its traffic volume and boost its operating revenues.

Shanghai, where the Group's headquarters is located, is one of the major cities in China with a fast growing economy and is becoming a center of China's economy, trading, finance and aviation. To our knowledge, the Civil Aviation Administration of China ("CAAC") and the

Shanghai municipal government are cooperating to push ahead a plan to turn Shanghai into an Asia-Pacific aviation hub. We believe that the construction of such aviation hub will further enhance the economic globalization in the Shanghai area and bring to us a significant amount of passenger and cargo resources. At the same time, it will also intensify the competition in the region's aviation market. As one of the most important airlines based in Shanghai, we will devote efforts to achieve a steady expansion of our market share in the Shanghai area, optimize our route network, develop attractive services, increase investment in the construction of our operating hubs and get ourselves well prepared for challenges and opportunities.

In September 2003, the CAAC made an official announcement to close down 23 provincial-level CAAC divisions and hand over 93 airports around the country to local governments, which is part of the restructuring whereby those airports will be run as enterprises. In the recent years, the airlines and ground service enterprises directly under the CAAC completed their primary restructuring and were consolidated into six large groups. The restrictions on foreign investments in China's civil aviation industry were also further lifted. These changes reflect the increased speed at which China's civil aviation industry implemented its restructuring. Following many deliberations, the Pricing Reform Plan for the Domestic Civil Aviation Industry was approved by China's State Council and will become effective on April 20, 2004. Under this plan, the government will formulate pricing guidelines for the domestic air transport market. This plan has clarified that the governmental price authorities will no longer directly set the prices for various routes. Instead, direct control of governmental price authorities over airfares will be changed to indirect control through the setting of the basic rates and price ranges for air transportation by such governmental price authorities. Airlines will be able to determine their own airfares within the ranges set by the governmental price authorities and adopt more flexible sales policies. Based on our understanding of the current development of the industry and the government policies, we expect that, as reforms continue to accelerate in 2004, the rights and obligations of both regulatory authorities and business operators will be further clarified and standardized, the operators' power to manage their own business will be further enhanced, and the supervision of a regulated and orderly market and a fair and positive competition mechanism will provide a favorable environment for the growth of the Group's business.

To our knowledge, some relevant government authorities and the CAAC are discussing the possibility of exempting airline operators from making contributions to the civil aviation infrastructure construction funds, in order to further the industry restructuring and to alleviate the cost burden of air transport enterprises. In addition, domestic airline operators benefited from China's admission to the WTO, which resulted in lower cost of aircraft fuel and favorable policies relating to reduction in import tariffs on aviation equipment. It is also expected to reduce our unit operating cost by opening up businesses relating to computer reservation systems and aircraft maintenance to foreign investments.

In order to implement the State Council's strategic restructuring plan for the aviation industry and to accelerate the consolidation of airline operations, we are in the process of accelerating the integration of our safety management, fleet development, marketing, service standards and equipment allocations, in order to enhance our competitiveness and expand our business.

In light of the market environment and our current operations, we plan to implement the following strategies in order to enhance our competitiveness in 2004:

1.   TO ENSURE FLIGHT SAFETY AND ENHANCE SERVICE QUALITY

     Year 2003 was our 10th safe flight year. In 2004, the Group will further strengthen its safety management and supervision and establish a more scientific, efficient and standardized safety management network and operation supervision system.

     The Group once again received the first prize in the activity known as "2003 Million Passengers' Appraisal of Civil Aviation" and organized by the China Civil Aviation Association, and for the third consecutive year ranked No. 1 in the group of the airlines that carry more than ten million passengers in a year. In 2004, we will continue to develop new service products and improve the diversification of our services. We will promote our "China Eastern Express", "China Shuttle" and "Easy Transit" services by enhancing the on-time arrival rate. We will also improve our "Quality Shanghai-Hong Kong Business Route" and eventually extend this tailored service to our Japanese and Korean routes. Furthermore, we will work towards seamless transits and connections of our international and domestic flights. We will also set up a call center to provide integrated package services such as for frequent flyers, flight enquiries, reservations, travel suggestions, passengers' complaints and so on. By assuring high-quality and safe flights, efficient operation support and customer-friendly transportation services, we believe that our reputation and competitiveness will be greatly enhanced.


2.   TO OPTIMIZE CAPACITY ALLOCATION AND INCREASE MARKET SHARE

     In 2004, the Company plans to introduce and put into operation two Airbus A340-600 aircraft, five Airbus 320 aircraft and two Airbus A321 aircraft. With the support of our upgraded Airline Operation Control System (AOC), we will continue to optimize our capacity allocation and our route network, improve the efficiency of the allocation of our capacity resources and increase our aircraft utilization. Taking advantage of the opportunity created by the transformation of Shanghai into an international airport hub, the Group will continue to operate its business based on the strategy to "strengthen business in Europe, the U.S. and Australia, develop the business in Hong Kong, Japan and Korea, and expand the market in the greater Shanghai area and Eastern China." The Group will increase flights between major cities in China and foster more high-yielding trunk routes focusing on business passengers, based on its "China Eastern Express" services on the routes from Shanghai to Hong Kong, Beijing, Guangzhou and Shenzhen. We will also try to obtain more favorable takeoff slots while we increase our flight frequency. In addition, we will seize every opportunity to open new international routes with high market potentials and extend our international routes in cooperation with foreign carriers by entering into code sharing agreements. We aim to build up a superior route network centered in Shanghai that not only connects domestic major routes and supplemental routes, but also connects international routes and domestic routes. Moreover, we will closely monitor the tourist market, strengthen flight allocation during traditional festivals and holidays and arrange extra flights and charters as appropriate, in order to achieve full efficiency in capacity utilization.


3.   TO IMPROVE MARKETING STRATEGIES AND PROFITABILITY

     (1) We will make every effort to complete the integration of the route pricing data system which is essential to our revenue management system, in order to create as early as possible a more up-to-date and sophisticated pricing system and enhance our route profitability.

     (2) We will closely monitor the market movement and take proactive and flexible measures to increase our direct sales. We will continue to promote the Eastern Miles in our sales system in order to retain and attract higher-yielding business passengers.

     (3) We will further standardize our agency channels, improve the incentive and constraint mechanism of our sales system, and closely cooperate with top-class tourist companies, in order to provide high-quality and diversified air tourist packages.

     (4) We will further enhance the marketing and technical support of the e-ticket, gradually extend our e-ticket sales to all major airports in China, and eventually turn the e-ticket into a major method in our direct sales.


4.   TO STRENGTHEN OUR FINANCIAL MANAGEMENT AND STRICTLY CONTROL EXPENSES

     In 2004, the Group will experience considerable cost pressure due to the high price of air fuel, the leasing fees for new aircraft and the increased depreciation and amortization. The tightened credit control in China and abroad will make our financing more difficult. The Company plans to take the following measures to control our expenses to every extent possible:

     (1) We will strengthen the management of our controllable expenses, such as air meals and agent commissions, closely monitor our cash outflow budget, block any unauthorized agent commissions, and effectively implement comprehensive budget management.

     (2) We will strengthen our control of the risks related to foreign currencies and air fuel through reasonable financial derivative transactions and reduce the related cost;

     (3) We will purchase our aviation equipment economically, implement resource sharing, reduce the aviation equipment in costs, and reduce maintenance costs.

     (4) We will strengthen our control of investment activities, closely monitor the operations of the companies invested in and the returns they generate, in order to ensure investment profitability.


5.   TO INCREASE INVESTMENT IN CAPACITY AND EXPAND CARGO SERVICES

     The Yangtze River Delta, the area experiencing the fastest economic development in China, is shaping itself into a major manufacturing base in the world. In response to the tremendous opportunities of cargo business in this region, the Group will put six MD-11 all-cargo aircraft into operation in 2004. We expect this newly added capacity will meet almost all of the capacity demand for the high-yielding cargo flights to and from the U.S., Japan and Europe and further improve the Group's leading position in the cargo market in Eastern China. Taking advantage of our passenger route network, we will fully utilize the usable cargo space in our passenger flights. We will also continue the construction of ancillary facilities in airport hubs, conduct detailed market studies to optimize our cargo structure, shorten cargo transit, and improve service quality of freight transits.

SHARE CAPITAL

1.   CHANGES IN SHARE CAPITAL

     There was no change in the Company's share capital during the financial year ended December 31, 2003.


2.   SHARE CAPITAL STRUCTURE INFORMATION

                                                                                                APPROXIMATE
                                                                                              PERCENTAGE OF
                                                                       TOTAL NUMBER             TOTAL SHARE
                                                                          OF SHARES             CAPITAL (%)
     1.   A shares
          (1)  Unlisted State-owned legal person shares                3,000,000,000                  61.64
          (2)  Listed shares                                             300,000,000                   6.16
     2.   H shares                                                     1,566,950,000                  32.20
     3.   Total number of shares                                       4,866,950,000                 100.00

3.   SUBSTANTIAL SHAREHOLDERS

     The shareholdings of the Company's substantial shareholders (within the meaning of the Listing Rules) as at December 31, 2003 are summarized as follows:

                                                                                                        APPROXIMATE
                                                                                                         PERCENTAGE
                                                                                    NUMBER OF        OF TOTAL SHARE
                                                                                  SHARES HELD           CAPITAL (%)

     China Eastern Air Holding Company                                 3,000,000,000 unlisted                 61.64
                                                              State-owned legal person shares
     HKSCC Nominees Limited                                            1,468,833,363 H shares                 30.18


     Details of the interests of the Company's shareholders as at December 31, 2003 will be set forth in the 2003 Annual Report of the Company in accordance with the disclosure requirements of the Listing Rules.


4. SHAREHOLDINGS OF THE DIRECTORS, CHIEF EXECUTIVE, SUPERVISORS AND SENIOR MANAGEMENT

     The shareholdings of the Directors, chief executive, Supervisors and senior management of the Company as at December 31, 2003 are summarized as follows:


    NAME                                                                  POSITION          NUMBER OF A SHARES HELD
    Ye Yigan                                                              Chairman                                0
    Li Fenghua                                                 Director, President                                0
    Wan Mingwu                                            Director, Vice President                                0

    Cao Jianxiong                                                         Director          2,800
    Zhong Xiong                                                           Director          2,800
    Chen Quanxin                                                          Director          2,800
    Wu Baiwang                                                            Director              0
    Zhou Ruijin                                 Independent Non-executive Director              0
    Xie Rong                                    Independent Non-executive Director              0
    Hu Honggao                                  Independent Non-executive Director              0
    Peter Lok                                   Independent Non-executive Director              0
    Li Wenxin                                Chairman of the Supervisory Committee              0
    Ba Shengji                                                          Supervisor          2,800
    Zhou Rongcai                                                        Supervisor              0
    Yang Jie                                                            Supervisor              0
    Liu Jiashun                                                         Supervisor              0
    Wu Yulin                                                        Vice President          2,800
    Wu Jiuhong                                                      Vice President              0
    Yang Xu                                                         Vice President          1,000
    Luo Weide                                              Chief Financial Officer              0
    Luo Zhuping                                                  Company Secretary          2,800

     Details of the interests of the Directors, chief executive, Supervisors and senior management of the Company as at December 31, 2003 will be set forth in the 2003 Annual Report of the Company in accordance with the disclosure requirements of the Listing Rules.


MATERIAL MATTERS

1.   DIVIDENDS

     The Group suffered an operating loss in 2003. The Board has proposed that no dividend be distributed for 2003. The 2003 profit distribution plan will be submitted to the 2003 Annual General Meeting to be convened for approval.


2.   RECENT ECONOMIC DEVELOPMENTS

     We anticipate general favorable domestic economic conditions in 2004. The aviation industry of China will benefit from such factors as Beijing's successful bid to host the Olympic Games, Shanghai's successful bid to host the World Expo, China's successful development after its admission to the WTO, the steadfast growth of China's economy, the rising domestic consumption demand, the trade expansion and the increase in business activities. On the other hand, however, international politics continue to cast doubt on the global economic recovery. Moreover, the restructuring of the domestic air transport sector resulted in loosened restrictions on market entry, and the further decentralization of aviation rights by the Chinese government will lead to more intensified competition. As a result, the air transport market in China will experience more challenges.


3.   PURCHASE, SALE OR REDEMPTION OF SECURITIES

     During the year ended December 31, 2003, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its securities (the term "securities" having the meaning ascribed to it in the Listing Rules).

4.   MATERIAL LITIGATION

     The Group was not involved in any material litigation or arbitration in the year ended December 31, 2003.


5.   COMPLIANCE WITH THE CODE OF BEST PRACTICE

     The Company has at all times during the year ended December 31, 2003 complied with the "Code of Best Practice" set out in Appendix 14 to the Listing Rules.


6.   CHANGES IN THE BOARD PERSONNEL

     It was resolved at the third meeting of the third Board of Directors, convened on April 29, 2003, that Mr. Liu Shaoyong would no longer serve as a Director of the Company and that Mr. Gong Haocheng would no longer serve as an Independent Non-executive Director of the Company.

     After the nomination at the third meeting of 2003 of the third Board of Directors and the adoption of a resolution by the 2002 Annual General Meeting, Mr. Li Fenghua was appointed as a Director of the Company and Mr. Xie Rong was appointed as an Independent Non-executive Director of the Company.


7.   CONNECTED TRANSACTIONS

     (1) On April 24, 2003, the Company entered into a share transfer agreement with China Eastern Air Holding Company ("CEA Holding"), pursuant to which the Company acquired from CEA Holding 45% of the equity interest in Eastern Aviation Import and Export Company for a consideration of approximately RMB43,820,000. For details, please refer to the announcement made by the Company on April 24, 2003.

     (2) On December 22, 2003, the Company entered into aircraft leasing agreements with each of China Eastern Air Northwest Company ("CEA Northwest") and China Eastern Air Yunnan Company ("CEA Yunnan"), whereby CEA Northwest leased two A300-600 aircraft to the Company and CEA Yunnan leased two CRJ-200 aircraft to the Company, for the period commencing from October 1, 2003 to March 31, 2004. CEA Northwest and CEA Yunnan are both wholly owned by CEA Holding, which is the controlling shareholder of the Company. The Company disclosed details of the transactions in its announcement dated December 23, 2003.

     (3) On December 22, 2003, the Company entered into an equity transfer and capital increase agreement with CEA Holding and Shanghai Eastern Development Corporation Limited ("SEDC") in respect of the transfer of equity interest in Shanghai Dong Mei Aviation Travel Corporation Limited and the increase in its registered capital. The Company disclosed details of the transaction in its announcement dated December 23, 2003.

     (4) On December 22, 2003, the Company entered into a joint venture agreement with CEA Holding in relation to the establishment of China Eastern Air Catering Investment Company Ltd. ("CEA Catering"). The registered capital of CEA

          Catering will be RMB350,000,000, in which CEA Holding and the Company will respectively hold a 55% and a 45% interest. The Company disclosed details of the agreement in its announcement dated December 23, 2003.


8.   MISCELLANEOUS

     (1) In the year ended December 31, 2003, the Group had no trust deposits nor did it experience any failure in collecting deposits upon maturity.

     (2) It was resolved at the third meeting of the third Board of Directors of the Company, convened on April 29, 2003, that, due to the SARS outbreak, which had caused a significant change in the Company's then operating conditions, the Board adjusted its recommendation made on April 7, 2003 to distribute a final dividend of RMB0.02 per share for the financial year ended December 31, 2002 such that no final dividend was declared for such year. Any undistributed earnings attributable to the shareholders were to be carried over to the next year.



                                          By Order of the Board of Directors
                                     CHINA EASTERN AIRLINES CORPORATION LIMITED
                                                     YE YIGAN
                                              Chairman of the Board


Shanghai, the PRC, April 5, 2004

For the purpose of publication on the website of The Stock Exchange of Hong Kong Limited, the Company will deliver to The Stock Exchange of Hong Kong Limited, on or before April 19, 2004, a CD containing all the information required by those provisions of the Listing Rules which are applicable to this 2003 Annual Results Announcement of the Company.